QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.3

GLOBALMEDIA.COM REQUESTS NASDAQ HEARING
REGARDING SCHEDULED DELISTING OF ITS COMMON STOCK

    Vancouver, British Columbia, Canada, March 1, 2001, GlobalMedia.com (Nasdaq: GLMC) announced today that it has requested a hearing before a Nasdaq Listing Qualification Panel (the "Panel") to review the scheduled delisting of GlobalMedia.com's common stock from the National Market System. GlobalMedia.com received a Nasdaq Staff Determination notice on February 21, 2001 indicating that its common stock had failed to maintain a minimum bid price of at least $1.00 as required for continued listing by Nasdaq Marketplace Rule 4450(a)(05), and that its securities are, therefore, subject to delisting. Under the Nasdaq rules, the scheduled delisting is stayed pending the outcome of the hearing, which is scheduled for March 30, 2001. GlobalMedia.com is actively pursuing measures to bring it back into compliance with the Nasdaq rules. However, there can be no assurance that GlobalMedia.com's efforts will be successful or that the Panel will grant GlobalMedia.com's request for continued listing.

About GlobalMedia.com

    GlobalMedia.com (www.globalmedia.com) develops customized Internet solutions for media and entertainment companies. With a strong background in streaming radio broadcast technology, the company develops custom internet broadband and wireless solutions for clients including the NFL, World Hockey Net and 4Kidsentertainment. Winner of the prestigious Linux Journal award for the "Best Overall Linux Solution" at Comdex Fall "99 for its Internet streaming audio technology, GlobalMedia.com's new focus is on developing Internet video technologies, that will provide media and entertainment companies the opportunity to expand their reach globally.

    Forward-looking Statements.  This announcement contains forward-looking statements that are subject to significant risks and uncertainties. Although GlobalMedia.com believes that the expectations reflected in its forward looking statements are reasonable, GlobalMedia.com can give no assurance that such expectations or any of their forward looking statements will prove to be correct and future results may differ from those discussed in this press release. Actual results may differ materially due to a number of risks, including technological and operational challenges, and the need for the GlobalMedia.com to raise additional capital to fund operations and pay outstanding liabilities while implementing its restructured business plan, changes in consumer preferences and developments affecting the Internet. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of this date. The inclusion of any statement in this release does not constitute an admission by GlobalMedia.com or any other person that the events or circumstances described in such statement are material.

Contacts:

Ken Shortt

GlobalMedia.com

(888) 744-3044

QuickLinks

EXHIBIT 99.3 GLOBALMEDIA.COM REQUESTS NASDAQ HEARING REGARDING SCHEDULED DELISTING OF ITS COMMON STOCK